UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2006

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Osasco, São Paulo, Brazil, March 6th, 2006

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Gentlemen,

Ref.: Payment of Dividends to the Company’s stockholders

     The Board of Directors of Bradesco, in a meeting held today, approved the Board of Executive Officer’s proposal for the payment of Dividends to the Company’s stockholders, in addition to the Interest on Own Capital relating to the fiscal year 2005, in the amount of R$0.334530926 per common stock and R$0.367984019 per preferred stock, which represent approximately 12 times the monthly interests paid, benefiting the stockholders registered in the Bank’s books on this date (3.6.2006) .

     The referred Dividends will be paid on June 30th, 2006, by the declared amount, and, under the terms of the Article 10 of Law 9,249/95, are not subject to Withholding Income Tax nor will integrate the calculation basis for the stockholder's Income Tax in the Annual Adjustment Declaration.

     The Dividends relating to stocks under custody at CBLC - Brazilian Company and Depository Corporation will be paid to CBLC which will transfer them to the stockholders through its Custody Agents.

     The table below presents a statement of the Interests on Own Capital and Dividends relating to the fiscal year 2005:

In R$
Monthly Interests	339,554,458.79
1st half - Intermediary Interests	293,706,480.66
Complementary Interests of fiscal year 2005	903,739,060.55
Dividends	344,000,000.00
Total	1,881,000,000.00

Per stock, in R$
Type	Total Monthly Interests	1st half – Intermediary Interests	Complementary Interests of fiscal year 2005	Dividends	Total
Common (ON)	0.332060000	0.285000000	0.877977936	0.334530926	1.829568862
Preferred (PN)	0.365266000	0.313500000	0.965775730	0.367984019	2.012525749

Note: The amounts of Interests on Own Capital have been adjusted due to the stock bonus approved at the Special Stockholders’ Meeting as of 11.11.2005.

Cordially,

Banco Bradesco S.A.
Milton Almicar Silva Vargas
Executive Vice President and
Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 6th, 2006

BANCO BRADESCO S.A.

By:	/S/ Milton Almicar Silva Vargas
Milton Almicar Silva Vargas Executive Vice President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.